UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

NET Power Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

64107A105
(CUSIP Number)

Chris Richardson

Chief Executive Officer

8 Rivers Capital, LLC

406 Blackwell Street, 4th Floor

Durham, North Carolina 27701

(919) 667-1800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A105	13D	Page 1 of 8

1	Names of Reporting Persons 8 RIVERS CAPITAL, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 500,000
	8	Shared Voting Power 30,005,300(1)(2)
	9	Sole Dispositive Power 500,000
	10	Shared Dispositive Power 30,005,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,505,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 29.9%(3)
14	type of reporting person OO

1 Beneficial ownership of shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NET Power, Inc. (the “Issuer”) is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of the Schedule 13D (as defined below), as amended by this Amendment No. 1 (as defined below).

2 Represents 30,005,300 Class A Units of NET Power Operations, LLC (“Opco Units”) held directly by NPEH, LLC (“NPEH”), that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer held directly by NPEH, which have no economic value, will be cancelled.

3 Based upon (i) 72,162,898 shares of Class A Common Stock issued and outstanding as of May 8, 2024, as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2024 (the “Issuer Form 10-Q”), and (ii) 30,005,300 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. It is to be noted that the previous filing showing 8 Rivers Capital, LLC (“8 Rivers”) beneficially owning 30,005,300 shares of Class A Common Stock was an inadvertent typo. It is also noted that the previous filing showing 8 Rivers beneficially owning 14.9% of the Class A Common Stock was an inadvertent error which was calculated based on the total number of Opco Units issued and outstanding rather than calculated based on the total number of Opco Units held by NPEH. Based on the information reported in the Issuer Form 10-Q, if all of the 141,274,719 issued and outstanding vested Opco Units were to be exchanged for, and an equal number of shares of Class B Common Stock were cancelled in connection with the issuance of, 141,274,719 shares of Class A Common Stock, 8 Rivers would beneficially own approximately 14.3% of the Class A Common Stock.

CUSIP No. 64107A105	13D	Page 2 of 8

1	Names of Reporting Persons NPEH, LLC
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power - 0 -
	8	Shared Voting Power 30,005,300(1)
	9	Sole Dispositive Power - 0 -
	10	Shared Dispositive Power 30,005,300(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,005,300(1)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 29.4%(2)
14	type of reporting person OO

1 Represents 30,005,300 Opco Units held directly by NPEH, that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.

2 Based upon (i) 72,162,898 shares of Class A Common Stock issued and outstanding as of May 8, 2024, as reported in the Issuer Form 10-Q, and (ii) 30,005,300 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. It is to be noted that the previous filing showing NPEH beneficially owning 14.7% of the Class A Common Stock was an inadvertent error which was calculated based on the total number of Opco Units issued and outstanding rather than calculated based on the total number of Opco Units held by NEPH. Based on the information reported in the Issuer Form 10-Q, if all of the 141,274,719 issued and outstanding vested Opco Units were to be exchanged for, and an equal number of shares of Class B Common Stock were cancelled in connection with the issuance of, 141,274,719 shares of Class A Common Stock, NPEH would beneficially own approximately 14.1% of the Class A Common Stock.

CUSIP No. 64107A105	13D	Page 3 of 8

1	Names of Reporting Persons SK INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization South Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 33,005,300(1)(2)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 33,005,300(1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,005,300(1)(2)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 32.3%(3)
14	type of reporting person OO

1 Beneficial ownership of shares of Class A Common Stock is being reported hereunder solely because the reporting persons may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 3, Item 4 and Item 5 of the Schedule 13D, as amended by this Amendment No. 1.

2 Represents 2,500,000 shares of Class A Common Stock held directly by Tillandsia, Inc. (“Tillandsia”), 500,000 shares of Class A Common Stock held directly by 8 Rivers and 30,005,300 Opco Units held directly by NPEH that are exchangeable for shares of Class A Common Stock on a one-for-one basis as described herein. At the time of any such exchange, an equal number of shares of Class B Common Stock held directly by NPEH, which have no economic value, will be cancelled.

3 Based upon (i) 72,162,898 shares of Class A Common Stock issued and outstanding as of May 8, 2024, as reported in the Issuer Form 10-Q, and (ii) 30,005,300 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH. It is to be noted that the previous filing showing SK Inc. (“SK”) beneficially owning 17.4% of the Class A Common Stock was an inadvertent error which was calculated based on the total number of Opco Units issued and outstanding rather than calculated based on the total number of Opco Units beneficially owned by NPEH. Based on the information reported in the Issuer Form 10-Q, if all of the 141,274,719 issued and outstanding vested Opco Units were to be exchanged for, and an equal number of shares of Class B Common Stock were cancelled in connection with the issuance of, 141,274,719 shares of Class A Common Stock, SK would beneficially own approximately 15.5% of the Class A Common Stock.

CUSIP No. 64107A105	13D	Page 4 of 8

1	Names of Reporting Persons TILLANDSIA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 2,500,000
	8	Shared Voting Power -0-(1)
	9	Sole Dispositive Power 2,500,000
	10	Shared Dispositive Power -0-(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000(1)
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) 3.5%(2)
14	type of reporting person OO

1 SK directly owns 100.0% of the outstanding equity of Tillandsia and thus may be deemed to be a beneficial owner of the shares beneficially owned by Tillandsia. SK directly owns 100.0% of the outstanding equity of Areca, Inc. (“Areca”) and Chamaedorea, Inc. (“Chamaedorea”), and each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH.

2 Based upon 72,162,898 shares of Class A Common Stock issued and outstanding as of May 8, 2024, as reported in the Issuer Form 10-Q. It is to be noted that the previous filing showing Tillandsia beneficially owning 17.4% of the Class A Common Stock was an inadvertent typo.

CUSIP No. 64107A105	13D	Page 5 of 8

1	Names of Reporting Persons ARECA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) -0-
14	type of reporting person OO

1 SK directly owns 100.0% of the outstanding equity of Tillandsia and thus may be deemed to be a beneficial owner of the shares beneficially owned by Tillandsia. SK directly owns 100.0% of the outstanding equity of Areca and Chamaedorea, and each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH. It is to be noted that the previous filing showing Areca beneficially owning 14.9% of the Class A Common Stock was an inadvertent typo.

CUSIP No. 64107A105	13D	Page 6 of 8

1	Names of Reporting Persons CHAMAEDOREA, INC.
2	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power -0-(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in row (11) Excludes Certain Shares ☐
13	Percent of Class represented by Amount in Row (11) -0-
14	type of reporting person OO

1 SK directly owns 100.0% of the outstanding equity of Tillandsia and thus may be deemed to be a beneficial owner of the shares beneficially owned by Tillandsia. SK directly owns 100.0% of the outstanding equity of Areca and Chamaedorea, and each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and thus SK may be deemed to be a beneficial owner of the shares beneficially owned by 8 Rivers. 8 Rivers beneficially owns approximately 91.4% of the outstanding equity of NPEH and is the manager of NPEH and thus may be deemed to be a beneficial owner of the shares of Class A Common Stock deemed to be directly owned by NPEH. As indicated above, each of Tillandsia, Areca and Chamaedorea directly owns approximately 15.00%, 25.97% and 24.30%, respectively, of the voting units of 8 Rivers and none of Tillandsia, Areca or Chamaedorea controls 8 Rivers or NPEH. It is to be noted that the previous filing showing Chamaedorea beneficially owning 14.9% of the Class A Common Stock was an inadvertent typo.

CUSIP No. 64107A105	13D	Page 7 of 8

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D originally filed by each of 8 Rivers, NPEH, SK, Tillandsia, Areca, and Chamaedorea (each, a “Reporting Person” and, collectively, the “Reporting Persons”) on June 20, 2023 (the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 23, 2024, Tillandsia sold 2,500,000 shares of Class A Common Stock pursuant to a block trade through its placement manager, Citigroup Global Markets Limited (“Citi”), at a price of $10.04 per share (the “Block Trade”).

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages for each Reporting Person is hereby incorporated by reference in its entirety into this Item 5.

The percentages reported in this Amendment No. 1 are calculated based upon (i) 72,162,898 shares of Class A Common Stock issued and outstanding as of May 8, 2024, as reported in the Issuer Form 10-Q, and (ii) 30,005,300 shares of Class A Common Stock issuable to NPEH upon the redemption and exchange of an equal number of Opco Units (and the cancellation of an equal number of shares of Class B Common Stock) held by NPEH.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by NPEH that it is the beneficial owner of any shares directly owned by 8 Rivers referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described in this Amendment No. 1, no transactions in the class of securities reported have been effected during the past sixty (60) days by the Reporting Persons.

(d) Other than as described in this Amendment No. 1, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer covered by this Amendment No. 1.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

In connection with the Block Trade, on May 23, 2024, Tillandsia agreed over email with Citi that it will not during the period commencing on May 23, 2024 and ending 30 days thereafter offer or sell any additional shares of Class A Common Stock it beneficially owns.

CUSIP No. 64107A105	13D	Page 8 of 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated May 28, 2024	8 RIVERS CAPITAL, LLC

	By:	/s/ Chris Richardson
Chris Richardson, Chief Executive Officer

NPEH, LLC
By: 8 Rivers Capital, LLC, its Manager

	By:	/s/ Chris Richardson
Chris Richardson, Chief Executive Officer

SK INC.

	By:	/s/ Munhyuk Jang
Munhyuk Jang, Head of Corporate Management Department

TILLANDSIA, INC.

	By:	/s/ Kiseon Park
Kiseon Park, President

ARECA, INC.

	By:	/s/ Jaehun Jang
Jaehun Jang, President

CHAMAEDOREA, INC.

	By:	/s/ Manjae Han
Manjae Han, President